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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File No. 000 - 31513


                           NOTIFICATION OF LATE FILING

Check One: ( ) Form 10-K    ( ) Form 11-K  (X) Form 20-F  ( ) Form 10-Q
( ) Form N-SAR For Period Ended:     December 31, 2001

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

                         Part I. Registrant Information

Full name of Registrant: ViryaNet Limited
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Former name if applicable: NA
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Address of principal executive offices: 8 HaMarpe St., Har Hotzvim, P.O.
                                        Box 45041, Jerusalem 91450, Israel
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Issuer's telephone number: (508) 490-8600
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                        Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]  (b) The subject annual report, semi annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 20-F for its fiscal year ended December 31, 2001 by the prescribed date of June 30, 2002, since the annual audit of its financial statements is not yet complete.

                           Part IV. Other information

(1) Name and telephone number of person to contact in regard to this notification: Albert A. Gabrielli, Chief Financial Officer, (508) 490-5938
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

[ ] Yes [X] No

If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                VIRYANET LIMITED

                       (Name of registrant in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 28, 2002
                                By: /s/ Winfried A. Burke
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                                    Winfried A. Burke
                                    President and Chief Executive Officer

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